FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1   Interim Results Released on the 17th July 2003









                                 17 July 2003

                      NORTHERN ROCK GROUP INTERIM RESULTS

Northern Rock plc today issued its interim results for the six months ended 30 June 2003.

                                   Highlights

    Profits

   -Pre tax profits up by 22.0% to GBP186.2 million

   -Total income up by 21.7% to GBP319.5 million

    Operating Performance

   -Total assets under management up by 15.7%

   -Record gross lending of GBP7.8 billion - an increase of 34.4%

   -Record net lending of GBP3.9 billion - an increase of 11.4%

   -Share of UK net mortgage lending to May 2003 of 9.3%

   -Residential arrears significantly below the industry average

   -Strong funding franchise - retail deposits rise by GBP320 million, non-retail by GBP1,654 million and further securitisation issues of GBP5,500 million

   -Upgrade in long term credit rating by Moody's to A1

    Costs

   -Ratio of costs to assets under management improved to 0.42% from 0.48%

   -Ratio of costs to income improved to 29.7% from 30.8%

    Returns

   -Earnings per share of 32.1p - an increase of 24.9%

   -Interim dividend per share of 7.5p - an increase of 15.4%

   -Return on equity up to 21.0%


Adam J Applegarth, Chief Executive, said:

"Our 2003 first half results are encouraging. Northern Rock successfully combines high growth together with low risks.

Whilst we still expect the housing market to slow further, our small size, large cost advantage, ability to generate gross lending and retain existing customers, all stand us in excellent shape to continue to deliver for the foreseeable future."

                      NORTHERN ROCK GROUP INTERIM RESULTS

Overview

Northern Rock has again achieved strong financial and operational performance in the first half of the year. As in 2002, key highlights are post tax profits growing faster than the growth in risk weighted assets, strong volume growth, excellent asset quality and a continued reduction in our unit cost ratios. Our risk profile has also been enhanced by the disposal of our small credit card portfolio to The Co-operative Bank at the end of May 2003.

Our three funding arms, retail, non-retail and securitisation, have all performed well, underpinning our growth in lending volumes. We continue to develop each of our funding sources with the objective of diversifying the type, geographic location and duration of all types of funding.

Lending

During the first half of 2003 we again achieved record volumes of lending. Total gross lending was GBP7,845 million, an increase of 34.4% (30 June 2002 - GBP5,839 million) with net lending of GBP3,917 million, an increase of 11.4% (30 June 2002 - GBP3,515 million). The pipeline of new business at the end of the first half was GBP4.3 billion some 26% higher than at the end of last year.

The housing market remains in reasonable condition underpinned by low interest rates, low unemployment and a restricted supply of new housing. We anticipate the number of housing transactions will be around 1.4 million in 2003 and 2004. We expect house price growth to continue to slow to around the growth in average earnings over the next year, reflecting to some extent the reduction in first time buyer activity. The first half of 2003 saw a significant increase in the level of re-mortgage activity as customers took advantage of house price increases and competitive loan pricing. We anticipate that re-mortgaging will remain buoyant particularly as a result of a reduction in the incidence of overhanging redemption charges in recent years, which reduces the cost to the customer of changing products or lender.

Against this background we achieved strong gross residential lending of GBP6,947 million (30 June 2002 - GBP4,809 million) an increase of 44.5%. We expect gross lending will benefit from the introduction of statutory legislation (anticipated October 2004) strengthening the hands of the large mortgage clubs with whom we have built excellent relationships over the last few years. Net lending was GBP3,800 million (30 June 2002 - GBP2,903 million) an increase of 30.9%. Based upon reported statistics to the end of May our share of gross lending for the first five months of the year was 5.8%, net lending 9.3% and redemptions 3.9%, all comparing favourably with our anticipated share of stock of mortgages at the half year of 4.6%. Our success in retaining customers derives from the strengthening of our customer retention activities together with our strategy of allowing existing customers, subject to contractual terms, to transfer to any product available to new customers. This has resulted in us being able to retain 60% of potential re-mortgage customers and 50% of people moving house. The risk profile of new residential lending continued to be very strong in the first half of 2003. The proportion of lending below 90% LTV increased to 69% compared with 61% during 2002. Only 4.0% of loans were over GBP500,000. Lending to first time buyers fell to 22% resulting in almost 80% of new borrowers having a proven payment history and we maintained a good diversified geographic spread of lending. The average indexed LTV of our mortgage book is now 56%, providing strong cover in the event of default.

Our mix of new residential lending in the first half of 2003 reflected customers' preferences for fixed rate products, taking advantage of the low interest rate environment, although demand remained strongest for short term fixes. Stand-alone fixed rate lending accounted for 62% of completions, comprising 50% short term fixes, up to two years, and 12% longer term fixes, mainly up to a maximum of seven years.

Our credit bundling product "together", which combines a secured and unsecured loan at one interest rate and one monthly payment, continued to be popular. New business volumes for "together" products amounted to GBP1.8 billion of which GBP1.5 billion were advances secured on residential lending representing 22% of new residential lending. Of the GBP1.5 billion, GBP0.9 billion was fixed rate lending and GBP0.6 billion variable rate. Sales of our equity release product "HERM" continued to increase steadily with completions of GBP218 million resulting in a book of GBP822 million at 30 June 2003.

Growth of our unsecured lending portfolio has been cautious. Total personal unsecured gross lending was GBP690 million (30 June 2002 - GBP836 million) and net lending GBP50 million (30 June 2002 - GBP509 million). Of these amounts "bundled" unsecured lending accounted for 41.8% (30 June 2002 - 44.3%) of gross and 63.4% (30 June 2002 - 60.9%) of net respectively. The risk profile of our unsecured lending portfolio has been improved following the sale of our GBP217 million credit card book at the end of May 2003.

Equally, we remain cautious about the expansion of our commercial mortgage portfolio given the economic uncertainty in this sector. Gross secured commercial lending amounted to GBP208 million (30 June 2002 - GBP194 million) and net lending amounted to GBP67 million (30 June 2002 - GBP103 million).

Arrears and Possessions

Residential mortgage arrears showed no deterioration from the year end position and remained low despite the growth in mortgage balances under management. 2,847 accounts were three months or more in arrears at 30 June 2003 representing only 0.55% (31 December 2002 - 0.56%) of all mortgage accounts, significantly less than the UK average at 31 December 2002 of 1.03%. The "together" secured advances payment performance was also significantly better than the UK average with three months plus arrears stable at 0.78%. 178 properties were in possession at 30 June 2003 compared with 170 at the end of 2002.

Other loan portfolios continued to perform extremely well, with only 0.3% of our commercial loans (31 December 2002 - 0.3%) and 1.05% of our personal unsecured loans (31 December 2002 - 1.3%) three months or more in arrears. The "together" unsecured loans continued to perform significantly better than traditional personal unsecured loans with only 0.83% three months or more in arrears (31 December 2002 - 0.69%).

Retail Funding

Our retail franchise remains an important part of our funding strategy with total balances at 30 June 2003 amounting to GBP15.7 billion in almost 1.5 million accounts. Retail balances increased by GBP320 million, including accumulated interest of GBP279 million. We have a broad distribution platform of branches, postal, telephone, on-line, offshore and Ireland which we will continue to develop. In particular we have seen strong growth in our on-line accounts, which now have balances of GBP2.7 billion, and in our ISA accounts with balances of GBP1.5 billion.

Non-Retail Funding

Total net non-retail funding amounted to GBP1,654 million in the first half resulting in non-retail balances of GBP15.3 billion at 30 June 2003. We continue to diversify our investor base and completed our first Euro fixed rate issue, raising EUR600 million. In addition we raised a further GBP1.7 billion from European and US investors. Of our total non-retail funding approximately half has an original maturity of over 12 months providing a balanced split of short term and medium term funding. On 9 July 2003 Moody's confirmed an upgrade to our long term credit rating from A2 to A1. This will be beneficial to the diversification of our investor base and to the cost of non-retail funding. Securitisation

Our residential mortgage securitisation programme is firmly established as a reliable source of funding and in the first half of 2003 raised a further GBP5.5 billion in two issues. To date we have completed nine residential securitisation issues and one commercial mortgage issue raising GBP16.8 billion with GBP13.8 billion outstanding at 30 June 2003. We continue to ensure that the average LTV of mortgages securitised reflect those of our recently originated mortgages. In our latest transaction we also extended the life of the deal from five years to seven years and for the first time introduced a fixed rate sterling tranche. Our issues continue to be noticeably oversubscribed and in the first half of 2003 over 60% of the funds raised were sourced from the USA and mainland Europe.

At 30 June 2003 total securitised assets under management amounted to GBP14.3 billion, representing 29.5% of total assets under management. Securitised bonds represent 30.8% of our total funding balances, including retail and non-retail balances, as at 30 June 2003.

Assets

Assets under management, including securitised mortgage balances, at 30 June 2003 amounted to GBP48.5 billion, an increase of 15.7% compared with GBP41.9 billion at 31 December 2002, a rise of 34.7% from June 2002. The balance sheet, including the securitised bonds (shown as a deduction from assets) has grown by 20.3% to GBP34.7 billion compared with GBP28.9 billion at 30 June 2002.

Total Income and Margins

Reported total income grew by 21.7% compared with the first half of 2002 to GBP319.5 million. On an underlying basis, excluding the surplus on disposal of the credit card portfolio of GBP7.3 million (see note 8), total income was GBP312.2 million, an increase of 18.9%. Reported total income as a proportion of mean total assets at 1.90% is the same as in the first half of 2002 with the underlying ratio being 1.85%. In line with the rapid growth in securitised assets, the ratio of reported total income to mean total assets under management eased to 1.41% or 1.38% on an underlying basis, compared with 1.56% in the first half of 2002.

Group interest margin and spread is calculated taking into account interest recorded in the profit and loss account together with that recorded in the Granite and Dolerite securitisation companies. Similarly, average interest earning assets and liabilities include those on balance sheet and those in the securitisation companies. In the first half of 2003 interest spread was 0.92%, a 6bp reduction from the first half of 2002, reflecting the impact of securitisation, lending mix and the increased level of fixed rate lending linked to re-mortgage activity in particular. Net interest margin reduced by 8bp to 1.00% reflecting the change in spreads.

Expenses

In the first half of 2003 our cost base has absorbed the effects of extra resources in our retention programme, the costs of running the Legal & General banking subsidiaries acquired in 2002 as well as additional pension and national insurance costs. Our operating expenses increased by 17.6% compared with the first half of 2002. This is significantly less than the growth in assets under management of 34.7% over the last twelve months and the underlying growth in total income compared with the first half of 2002 of 18.9%. As a result the ratio of costs to assets under management fell to 0.42% from 0.48% in the equivalent period last year and our costs to underlying income ratio fell to 30.4% from 30.8%. Our strategic targets of cost growth being less than income growth and in the band of one half to two thirds of assets under management growth remain intact.

The Northern Rock Foundation

Northern Rock donates 5% of its pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly, but not exclusively, in the North East of England. The donation from 2003 first half profits amounts to GBP9.3 million (30 June 2002 - GBP7.6 million). Since flotation, GBP75.8 million has been made available for charities through The Northern Rock Foundation.

Provisions

The total charge for provisions for bad and doubtful debts amounted to GBP26.5 million for the first half (30 June 2002 - GBP20.9 million) representing 0.22% of mean advances to customers (30 June 2002 - 0.20%). The increase in the total charge principally reflects the growth of lending and the cessation of mortgage indemnity insurance on residential lending with effect from the beginning of the year.

Taxation

The effective tax rate for the first half was 29% compared with 30.1% for the same period in 2002. The reduction reflects prior year adjustments together with a 0.2% benefit as a result of the favourable tax treatment of shares maturing under employee share save schemes. We anticipate that the ongoing effective tax rate will be in the range of 29% - 30%.

Profits and EPS

Reported profit before tax, including the GBP7.3 million surplus on the disposal of the credit card portfolio, amounted to GBP186.2 million, an increase of 22.0%. On an underlying basis profit before tax increased by 17.4% to GBP179.2 million. Reported profit after tax increased by 23.9% to GBP132.2 million, generating a return on equity of 21.0% compared with 19.3% in the first half of 2002. On an underlying basis profit after tax was GBP127.3 million, an increase of 19.3%, generating an underlying return on equity of 20.2%.

Reported earnings per share grew by 24.9% to 32.1p in the first half of 2003, with underlying earnings per share growing by 20.2% to 30.9p.

Dividends

The proposed interim dividend is 7.5p per share payable on 31 October 2003 to shareholders on the register on 26 September 2003, a 15.4% increase over the 2002 interim dividend of 6.5p.

Capital

At 30 June 2003 total capital amounted to GBP2,755 million resulting in a total capital ratio of 15.4%. Tier 1 capital was GBP1,738.9 million and the Tier 1 ratio 9.7%, comfortably above our internal minimum target of 8.0%. The comparable ratios at 31 December 2002 were 15.5% and 9.4% respectively.

Our preparations in relation to the implementation of the Basel II proposals for capital are progressing according to plan. Our assessment of our credit portfolios confirms that we believe significantly lower levels of capital should be held. Further work is required to establish the likely impact of other aspects of the Basel proposals and these assessments are ongoing. Until Basel II is implemented we will continue to manage actively our capital base to minimise our cost of capital and to maximise capital flexibility.

Future Change of Non-Executive Chairman

In January 2004, our non-executive Chairman, Sir John Riddell, will celebrate his seventieth birthday. In line with our usual custom Sir John will retire from the Board immediately following the Annual General Meeting to be held on 27 April 2004. Sir John will be succeeded by Dr Matt Ridley who is currently Deputy Chairman and the Senior Independent Director.

Outlook

During the second half of 2003 we expect the housing market to slow but this will be more than offset by levels of re-mortgaging, resulting in growth in Northern Rock's assets under management being well within our strategic target of 15% to 25%. Our growth will be deliberately focused on residential lending which has lower margins than our commercial and personal credit lending but is lower risk.

All of our funding programmes will continue to be developed. New sources of funding will be sought for all funding types supporting our growth into the future.

We remain confident of the continued success of the Northern Rock business model.

                      NORTHERN ROCK GROUP INTERIM RESULTS

                              FINANCIAL HIGHLIGHTS



                                              Six months to  Full Year
                                                  30 June
                                         2003        2002         2002
                                         GBPm        GBPm         GBPm

Key Performance Figures

Gross lending                           7,845       5,839       12,584
Net lending                             3,917       3,515        6,697
Net retail funding                        320         678          773
Securitisation                          5,504       2,920        5,668
issues
Net non-retail                          1,654       1,448        3,232
funding

Key Ratios - Balance                        %           %            %
Sheet

Growth in assets                         15.7%       15.7%        34.7%
under management
Balance sheet                             6.3%        9.3%        23.7%
growth
Growth in risk                            3.4%        5.4%        16.6%
weighted assets
Total capital ratio                      15.4%       13.9%        15.5%
Tier 1 ratio                              9.7%        8.6%         9.4%

                       Underlying    Reported    Reported     Reported

Key Ratios - Profit             %           %           %            %
and Loss

Total income : mean          1.85%       1.90%       1.90%        1.90%
balance sheet
assets
Total income : mean          1.38%       1.41%       1.56%        1.54%
assets under
management
Interest margin              1.00%       1.00%       1.08%        1.09%
Interest spread              0.92%       0.92%       0.98%        0.99%
Cost to income               30.4%       29.7%       30.8%        30.1%
ratio
Cost to asset ratio          0.56%       0.56%       0.58%        0.57%
Cost to assets under         0.42%       0.42%       0.48%        0.46%
management ratio
Provision charge as a
% of mean advances
to customers                 0.22%       0.22%       0.20%        0.19%
Pre tax profit               17.4%       22.0%       16.3%        18.0%
growth
Effective tax rate           29.0%       29.0%       30.1%        29.6%
Post tax profit              19.3%       23.9%       16.6%        19.1%
growth
Post tax return on           20.2%       21.0%       19.3%        20.2%
mean equity
Post tax return on           0.76%       0.78%       0.77%        0.78%
mean assets
Post tax return on           0.56%       0.58%       0.64%        0.63%
mean assets under
management


Shareholder               p/share     p/share     p/share      p/share
Information

Earnings per share           30.9p       32.1p       25.7p        55.6p
Fully diluted                30.6p       31.8p       25.5p        55.1p
earnings per share
Dividend per share            7.5p        7.5p        6.5p        20.2p



Notes

Underlying ratios in 2003 exclude the effect of the disposal of the credit card portfolio. A reconciliation of reported and underlying profits for the six months ended 30 June 2003 is set out in note 9.

Cost ratios for the full year 2002 exclude GBP2.3 million non-recurring costs relating to the acquisition of the banking subsidiaries of Legal and General.

Asset growth in 2003 represents the growth of total assets between 31 December 2002 and 30 June 2003.

Assets under management are defined as total balance sheet assets plus non-recourse finance.

                      NORTHERN ROCK GROUP INTERIM RESULTS

                             FINANCIAL INFORMATION

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT


                               Six months to 30 June         Full Year
                                      2003           2002         2002
                               (Unaudited)    (Unaudited)    (Audited)
                       Note          GBPm           GBPm          GBPm


Interest receivable

interest receivable                   78.6           75.9        164.0
and similar income
arising from
debt securities
other interest                       628.8          597.7      1,238.3
receivable and
similar income
                                     707.4          673.6      1,402.3

Interest payable                    (572.6)        (535.2)    (1,117.2)
Income from equity                     7.2            4.6         14.5
shares and variable
yield securities
Net interest income                  142.0          143.0        299.6

Fees and commissions                 103.4           91.8        186.3
receivable
Fees and commissions                 (18.4)         (10.9)       (28.8)
payable
Securitisation                       329.1          172.3        415.3
interest receivable
Securitisation                      (250.5)        (135.0)      (323.7)
interest payable
Other operating                       13.9            1.4         12.3
income
Total non-interest        4          177.5          119.6        261.4
income

Total income              1          319.5          262.6        561.0

Administrative
expenses
operating                            (87.3)         (74.6)      (158.3)
covenant to The                       (9.3)          (7.6)       (16.3)
Northern Rock
Foundation
Total administrative                 (96.6)         (82.2)      (174.6)
expenses
Depreciation and
amortisation
tangible fixed                        (7.7)          (6.2)       (13.0)
assets
goodwill                              (1.8)             -         (1.5)
Total depreciation                    (9.5)          (6.2)       (14.5)
and amortisation
Operating expenses        5         (106.1)         (88.4)      (189.1)

Provisions for bad        6          (26.5)         (20.9)       (43.1)
and doubtful debts

Amounts written off                   (0.7)          (0.7)        (2.6)
fixed asset
investments

Profit on ordinary                   186.2          152.6        326.2
activities before
tax

Tax on profit on                     (54.0)         (45.9)       (96.5)
ordinary activities

Profit on ordinary                   132.2          106.7        229.7
activities after
tax

Dividends                            (31.2)         (26.9)       (83.4)

Profit retained for                  101.0           79.8        146.3
the period

Earnings per share       10           32.1p          25.7p        55.6p

Underlying earnings      10           30.9p          25.7p        55.6p
per share

Fully diluted            10           31.8p          25.5p        55.1p
earnings per share

Underlying fully         10           30.6p          25.5p        55.1p
diluted earnings per
share



There were no material gains or losses other than the profit for each period shown above.

                      NORTHERN ROCK GROUP INTERIM RESULTS

                           CONSOLIDATED BALANCE SHEET


                                 30 June        30 June    31 December
                                    2003           2002           2002
                             (Unaudited)    (Unaudited)      (Audited)
                     Note           GBPm           GBPm           GBPm

Assets

Cash and balances                    7.0            7.6           10.7
at central banks

Loans and advances               4,360.0        2,011.2        2,523.5
to banks
Loans and advances              23,958.9       21,910.7       24,598.6
to customers
Securitised                     14,283.5        7,425.4        9,607.6
advances
Less: non-recourse             (13,765.0)      (7,155.7)      (9,254.6)
finance

                       12       24,477.4       22,180.4       24,951.6

Debt securities                  4,511.3        3,542.2        3,850.6
Equity shares and                  421.6          380.4          414.7
other variable
yield securities
Intangible fixed                    32.5              -           34.3
assets
Tangible fixed                     160.2          136.4          152.7
assets
Other assets                       139.6           72.6          124.4
Prepayments and                    619.7          528.3          602.7
accrued income

Total assets                    34,729.3       28,859.1       32,665.2

Liabilities

Deposits by banks                1,653.7        1,145.3        1,205.2
Customer accounts      14       18,278.5       16,493.1       17,944.3
Debt securities in              11,036.8        8,285.4        9,846.0
issue
Other liabilities                  401.8          298.2          393.8
Accruals and                       415.8          374.5          443.4
deferred income
Provisions for                      12.6              -            3.4
liabilities and
charges

Subordinated                     1,119.5          819.5        1,119.5
liabilities
Reserve capital                    300.0          300.0          300.0
instruments
Tier one notes                     200.0              -          200.0
Total subordinated               1,619.5        1,119.5        1,619.5
liabilities

Called up share                    123.9          123.9          123.9
capital
Share premium                        6.8            6.8            6.8
account
Capital redemption                   7.3            7.3            7.3
reserve
Profit and loss                  1,172.6        1,005.1        1,071.6
account
Shareholders' funds              1,310.6        1,143.1        1,209.6
- equity

Total liabilities               34,729.3       28,859.1       32,665.2

Assets under                    48,494.3       36,014.8       41,919.8
management



                      NORTHERN ROCK GROUP INTERIM RESULTS

                        CONSOLIDATED CASHFLOW STATEMENT


                                 Six months to 30 June       Full Year
                                      2003           2002         2002
                               (Unaudited)    (Unaudited)    (Audited)
                                     GBPm           GBPm          GBPm



Net cash inflow from               1,052.0          101.1        106.1
operating activities (note
16)

Returns on investments and           (34.7)         (25.7)       (68.4)
servicing of finance

Taxation                             (45.5)         (36.4)       (91.4)

Capital expenditure and             (620.1)         (84.8)      (199.9)
financial investment

Acquisitions and disposals           217.0              -       (127.6)

Equity dividends paid                (56.7)         (47.3)       (74.1)

Net cash inflow/(outflow)            512.0          (93.1)      (455.3)
before financing

Financing                                -          225.0        725.0

Increase in cash                     512.0          131.9        269.7



               RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS



                                 30 June        30 June    31 December
                                    2003           2002           2002
                             (Unaudited)    (Unaudited)      (Audited)
                                   GBPm            GBPm           GBPm



Profit retained                    101.0           79.8          146.3

Opening shareholders'            1,209.6        1,063.3        1,063.3
funds

Closing shareholders'            1,310.6        1,143.1        1,209.6
funds



                      NORTHERN ROCK GROUP INTERIM RESULTS
                                                                         Page 10
                              NOTES TO THE RESULTS

1. Total Income

                                        Six months to 30     Full Year
                                             June
                                         2003        2002         2002
                                         GBPm        GBPm         GBPm


Net interest income                     142.0       143.0        299.6

Other income                            177.5       119.6        261.4

Total income                            319.5       262.6        561.0

Mean balance sheet assets            33,697.3    27,634.3     29,537.3

Mean assets under management         45,207.1    33,565.6     36,518.1

Total income : mean balance sheet        1.90%       1.90%        1.90%
assets

Total income : mean balance sheet        1.85%       1.90%        1.90%
assets (underlying)

Total income : mean assets under         1.41%       1.56%        1.54%
management

Total income : mean assets under         1.38%       1.56%        1.54%
management (underlying)



The above underlying ratios exclude the effect of sale of the credit card portfolio (see note 8).

2. Interest Spread and Margin


                                  Six months to 30 June      Full Year
                                       2003         2002          2002
                                       GBPm         GBPm          GBPm

Interest receivable                 1,043.7        850.5       1,832.1

Interest payable                     (823.1)      (670.2)     (1,440.9)

Net interest income                   220.6        180.3         391.2

Average balances

Interest earning assets            44,271.2     33,469.8      36,035.5

Interest bearing liabilities       43,376.6     32,714.5      35,207.6

Interest margin                        1.00%        1.08%         1.09%

Interest spread                        0.92%        0.98%         0.99%


Interest receivable and payable represents amounts reported in the Profit and Loss account adjusted to include interest recorded by the Granite and Dolerite securitisation companies (see note 13). Interest bearing assets and liabilities have similarly been adjusted for amounts included in the securitisation companies. Interest margin has been calculated by reference to average interest earning assets. Interest spread represents the difference between interest receivable as a % of average interest earning assets and interest payable as a % of average interest bearing liabilities. Average balances have been calculated on a monthly basis.

                                                                         Page 11
3. Deferred Mortgage Incentive Costs

An analysis of the movement in the deferred mortgage incentive costs is set out in the following table:



                                      Six months to 30     Full Year
                                            June
                                        2003        2002         2002
                                        GBPm        GBPm         GBPm


Balance Sheet:

Opening balance                        257.5       230.7        230.7

Acquisitions                               -           -          1.5

Additions                              145.2       118.4        263.0

Amortisation                          (148.1)     (103.8)      (237.7)

Closing balance                        254.6       245.3        257.5

Profit and Loss Account:

Amortisation                           145.5       100.5        230.0

Current year immediate write off         2.6         3.3          7.7

                                       148.1       103.8        237.7



4. Other Income



                                       Six months to 30     Full Year
                                            June
                                        2003        2002         2002
                                        GBPm        GBPm         GBPm


Commissions                             33.9        37.8         71.2

Fees (net of service charges)           49.5        40.0         79.4

Subsidiaries and others                 14.9         7.5         19.5

                                        98.3        85.3        170.1

Securitisation income                   79.2        34.3         91.3

Total                                  177.5       119.6        261.4



5. Operating Expenses

Operating expenses excluding the covenant to The Northern Rock Foundation and amortisation of goodwill are as follows:



                                     Six months to 30       Full Year
                                          June
                                      2003        2002           2002
                                      GBPm        GBPm           GBPm

Staff costs                           49.2        40.5           85.1

Other expenses                        38.1        34.1           70.9

Depreciation                           7.7         6.2           13.0

Total recurring expenses              95.0        80.8          169.0

Non-recurring costs                      -           -            2.3

Total operating expenses              95.0        80.8          171.3


Non-recurring costs represent costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General.

The average number of persons employed by the Group was as follows:



                        Six months to 30 June                Full Year
                             2003             2002                2002


Full time                   3,385            2,970               3,020

Part time                     940              761                 792





                                                                         Page 12



6. Provisions for Losses on Loans
   and Advances

                                       Six months to 30      Full Year
                                            June
                                        2003       2002           2002
Provisions charge:                      GBPm       GBPm           GBPm

Specific

Secured on residential property          1.3        1.2            2.3

Other secured                            0.1          -            0.2

Unsecured                               15.5       17.4           27.5

                                        16.9       18.6           30.0

General

Secured on residential property          7.8        1.1            3.6

Other secured                            0.7       (2.5)          (1.3)

Unsecured                                1.1        3.7           10.8

                                         9.6        2.3           13.1

Total provision charge                  26.5       20.9           43.1


% of mean advances to customers         0.22%      0.20%          0.19%


                                     30 June    30 June    31 December
                                        2003       2002           2002
Provisions balance:                     GBPm       GBPm           GBPm

Specific

Secured on residential property          2.5        3.2            2.7

Other secured                            1.4        1.1            1.3

Unsecured                               22.1       34.6           29.8

Total                                   26.0       38.9           33.8

General

Secured on residential property         29.4       15.7           22.2

Other secured                            9.1        7.2            8.4

Unsecured                               26.5       11.4           18.5

Total                                   65.0       34.3           49.1

Total provision balance                 91.0       73.2           82.9

% of period end advances to             0.38%      0.33%          0.34%
customers




7. Residential Mortgage Arrears

                   30 June             30 June             31 December
                      2003                2002                    2002
          Cases          %    Cases          %    Cases              %

3 - 6     2,020        0.4%   1,622        0.4%   1,946            0.4%
months

6 - 12      712        0.1%     605        0.1%     658            0.2%
months

Over 12     115          -      162          -      133              -
months

 Total    2,847        0.5%   2,389        0.5%   2,737            0.6%


                                                                         Page 13

8. Sale of Credit Card Business

On 30 May 2003, the Group sold its credit card portfolio to The Co-operative Bank. The surplus on sale amounted to GBP7.3 million and is recorded in other income. The credit card portfolio comprised approximately 90,000 accounts with outstanding balances of GBP217 million. As part of the agreement Northern Rock will offer credit cards, issued by The Co-operative Bank, to Northern Rock's customers under the Northern Rock brand.

9. Underlying Results

A reconciliation of reported and underlying profit before and after tax for the six months ended 30 June 2003 is set out in the following table:



                                         Profit before    Profit after
                                              tax GBPm        tax GBPm

Reported result (page 7)                         186.2           132.2

Adjustments:

Surplus on disposal of credit card                (7.3)           (7.3)
portfolio

Covenant to The Northern Rock                      0.3             0.3
Foundation

Tax effect                                           -             2.1

Underlying result                                179.2           127.3



10. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit after tax are as follows:



                                              Six months to  Full Year
                                                  30 June
                                            2003     2002         2002

Weighted average number of shares in       412.2m   414.8m       413.5m
issue

Basic EPS                                   32.1p    25.7p        55.6p

Underlying EPS                              30.9p    25.7p        55.6p

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Fully diluted weighted average number of       415.7m   418.4m   417.1m
shares in issue

Fully diluted EPS                               31.8p    25.5p    55.1p

Underlying fully diluted EPS                    30.6p    25.5p    55.1p



The fully diluted EPS figures are calculated using the weighted average number of Ordinary shares in issue together with 3.5 million (30 June 2002: 3.6 million, 31 December 2002: 3.6 million) potentially dilutive Ordinary shares resulting from options granted under employee share schemes.

Foundation shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation shares can convert into Ordinary shares only under specified circumstance which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to the Foundation would cease.
                                                                         Page 14

11. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each period.



                                  Six months to 30 June      Full Year
                                       2003        2002           2002
                                          %           %              %

Type of lending

Fixed rate (long term)                   12%         19%            17%

Fixed rate (short term)                  50%         37%            38%

Discount                                 12%          7%             9%

Cashback                                  1%          2%             2%

Together                                 22%         33%            31%

HERM                                      3%          2%             3%


Tyne of Customer

First time buyer                         22%         27%            26%

Next time buyer                          35%         36%            37%

Remortgage                               43%         37%            37%


Geographic spread

North                                    15%         16%            16%

Scotland                                  9%          9%             9%

Midlands                                 24%         26%            26%

South                                    52%         49%            49%





12. Loans and Advances to Customers

                                    30 June     30 June    31 December
                                       2003        2002           2002
                                       GBPm        GBPm           GBPm


Advances secured on residential    20,308.5    18,703.3       20,918.9
property

Advances secured on residential    13,825.8     6,913.8        9,098.4
property (securitised)

Total advances secured on          34,134.3    25,617.1       30,017.3
residential property

Other secured advances                919.5       664.8          786.8

Other secured advances                457.7       511.6          509.2
(securitised)

Total other secured advances        1,377.2     1,176.4        1,296.0

Unsecured loans                     2,730.9     2,542.6        2,892.9

                                   38,242.4    29,336.1       34,206.2

Less: non-recourse finance        (13,765.0)   (7,155.7)      (9,254.6)

                                   24,477.4    22,180.4       24,951.6


                                                                         Page 15

13. Loan and Advances to Customers Subject to Securitisation

Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by special purpose securitisation companies from Northern Rock plc, and have been funded through the issue of mortgage-backed bonds. Securitisation transactions entered into are as follows:



Securitisation        Date of            Gross assets       Subordinated
Company               Securitisation     securitised               loans
                                                           made by Group
                                                GBPm                GBPm

Residential:

Granite Mortgages     1 October 1999              600             10.8
99-1 plc

Granite Mortgages     1 March 2000                750             13.1
00-1 plc

Granite Mortgages     25 September              1,300             25.6
00-2 plc              2000

Granite Mortgages     26 March 2001             1,500              4.7
01-1 plc

Granite Mortgages     28 September              1,500              8.9
01-2 plc              2001

Granite Mortgages     20 March 2002             2,420             25.1
02-1 plc

Granite Mortgages     23 September              2,748             23.9
02-2 plc              2002

Granite Mortgages     27 January 2003           3,010             27.1
03-1 plc

Granite Mortgages     21 May 2003               2,494             22.6
03-2 plc

Commercial:

Dolerite Funding      24 June 2002                500             19.5
No.1 plc



No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company (Granite Finance Funding Limited) retained GBP20 million from the proceeds of debt issue to fund this reserve. This amount is repayable only after full repayment of the notes issued.

Northern Rock plc does not own directly, or indirectly, any of the share capital of any of the above securitisation companies. The results of the Group incorporate the following in respect of the above securisation companies:



                                        Six months to 30     Full Year
                                             June
                                         2003        2002         2002
                                         GBPm        GBPm         GBPm



Interest receivable                     329.1       172.3        415.3

Interest payable                       (250.5)     (135.0)      (323.7)

Net interest receivable                  78.6        37.3         91.6

Other income                              4.0         1.8          4.6

Administrative and other expenses        (3.4)       (4.8)        (4.9)

Profit for the financial period          79.2        34.3         91.3

                                                                         Page 16

14. Analysis of Customer Accounts

                                    30 June     30 June    31 December
                                       2003        2002           2002
                                       GBPm        GBPm           GBPm

Branch accounts                     2,384.4     1,958.1        2,175.5

Postal accounts                     5,303.5     6,135.2        5,442.2

Internet accounts                   2,661.2     1,292.3        2,214.7

Offshore accounts                   2,479.5     2,442.3        2,385.1

Telephone accounts                  1,651.3     2,220.6        1,935.4

Legal & General branded             1,175.9           -        1,183.2
accounts

Total retail balances              15,655.8    14,048.5       15,336.1

Other customer accounts             2,622.7     2,444.6        2,608.2

                                   18,278.5    16,493.1       17,944.3

15. Capital Structure

                                    30 June     30 June    31 December
                                       2003        2002           2002
                                       GBPm        GBPm           GBPm

Tier 1

Share capital                         123.9       123.9          123.9

Share premium account                   6.8         6.8            6.8

Capital redemption reserve              7.3         7.3            7.3

Profit and loss account             1,172.6     1,005.1        1,071.6

Reserve capital instruments           260.8       201.7          242.7

Tier one notes                        200.0           -          200.0

Goodwill                              (32.5)          -          (34.3)

Total Tier 1 capital                1,738.9     1,344.8        1,618.0


Upper Tier 2

Perpetual subordinated debt           350.3       350.3          350.3

Reserve capital instruments            39.2        98.3           57.3

General provisions                     70.8        36.0           54.2

Total Upper Tier 2 capital            460.3       484.6          461.8


Lower Tier 2

Term subordinated debt                769.2       469.2          769.2

Total Tier 2 capital                1,229.5       953.8        1,231.0

Deductions                           (213.4)     (130.9)        (170.3)

Total capital                       2,755.0     2,167.7        2,678.7


Risk weighted assets               17,836.2    15,582.3       17,248.3

Tier 1 ratio (%)                        9.7%        8.6%           9.4%

Total capital (%)                      15.4%       13.9%          15.5%



The above capital table has been restated to record the impact of the Group's securitisation programmes in accordance with regulatory capital calculations. Previously, securitisation programmes were included using amounts determined under linked presentation used for the preparation of the Group balance sheet.


16. Reconciliation of Operating Profit to Net Operating Cash Inflows

                                        Six months to 30     Full Year
                                             June
                                         2003        2002         2002
                                         GBPm        GBPm         GBPm


Operating profit                        186.2       152.6        326.2

Increase in prepayments and accrued     (17.0)      (34.4)      (100.0)
income

Decrease in accruals and deferred       (38.7)      (63.1)       (18.4)
income

Provision for bad and doubtful           26.5        20.9         43.1
debts

Loans and advances written off net      (18.4)       (9.1)       (25.9)
of recoveries

Depreciation and amortisation             9.5         6.2         14.5

Interest on subordinated                 31.5        23.4         51.3
liabilities

Interest on reserve capital               8.6         9.1         18.3
instruments

Interest on tier one notes                5.7           -          4.3

Other non-cash movements                 (1.8)       49.7         23.6

Net cash inflow from trading            192.1       155.3        337.0
activities

Net increase in loans and advances   (5,336.2)   (4,571.9)    (8,373.3)
to banks and customers

Net increase in deposits by banks       725.0       741.4        602.3
and customer accounts

Net increase in debt securities in    5,452.1     3,705.0      7,449.6
issue

Net increase in other assets            (15.2)      (13.6)       (68.6)

Net increase in other liabilities        34.2        84.9        159.1

Net cash inflow from operating        1,052.0       101.1        106.1
activities



17. Interim Dividends

Ex dividend date                                     24 September 2003

Record date                                          26 September 2003

Payment date                                           31 October 2003

18. Other Information

The information in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock plc for the year ended 31 December 2002 have been filed with the Registrar of Companies in England and Wales. The auditors' report on these accounts was unqualified and did not include a statement under section 237(2) or (3) of the Act.

A summary of this report will appear as an advertisement in the Financial Times, The Times, The Daily Telegraph, The Scotsman and The Newcastle Journal on 18 July 2003. The report is also available on the Northern Rock website www.northernrock.co.uk from 8.30 am on 17 July 2003.

A presentation of the results will be given by directors on the morning of the results announcement. A web cast of the presentation will be available on the Northern Rock website from 3.00 pm on 17 July 2003.

Independent Review Report to Northern Rock plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2003 which comprises the consolidated profit and loss account, consolidated balance sheet, consolidated cashflow statement and reconciliation of movements in shareholders' funds and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP                Newcastle upon Tyne
Chartered Accountants                     17 July 2003

Contacts

City Contacts                          Press Contacts

Bob Bennett                            Tony Armstrong
Group Finance Director                 Director of Corporate Relations
0191 279 4366                          0191 279 4676

David Noble                            Ron Stout
Director of Institutional Relations    P R Manager
0191 279 4999                          0191 279 4676

Richard Moorin                         James Murgatroyd
Investor Relations Manager             Finsbury Limited
0191 279 4093                          020 7251 3801

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recently filed Annual Report on Form 20-F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.

                      SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  17 July 2003          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary